UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

Riviera Holdings Corporation

(Name of Issuer)

Common Stock, $.001 per share

(Title of Class of Securities)

7696271003

(CUSIP Number)

Robert C. Kim

Kummer Kaempfer Bonner Renshaw & Ferrario

3800 Howard Hughes Parkway, Seventh Floor

Las Vegas, Nevada 89109

702-792-7000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 1, 2006

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

CUSIP NO.: 7696271000

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) William L. Westerman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐

	Not applicable	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not applicable

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	7	SOLE VOTING POWER 261 shares
	8	SHARED VOTING POWER 4,572 shares
	9	SOLE DISPOSITIVE POWER 261 shares
	10	SHARED DISPOSITIVE POWER 4,572 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,833 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES

	CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%.

14	TYPE OF REPORTING PERSON

IN

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends the Schedule 13D of William L. Westerman, as last amended by Amendment No. 3, as filed on December 27, 2005, with respect to the beneficial ownership of Mr. Westerman in the common stock, par value $0.001 per share (the “Common Stock”), of Riviera Holdings Corporation, a Nevada corporation (the “Issuer”). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended, and unless otherwise indicated, all capitalized terms shall have the meanings previously ascribed to them in the Schedule 13D.

ITEM 4.	PURPOSE OF TRANSACTION

The previously reported First Purchase closed in January 2006 as contemplated by the Purchase Agreement. The Purchase Agreement also provided for the Second Purchase and the Option through which Buyers could acquire an additional 1,091,471 shares of Common Stock beneficially owned by Mr. Westerman and the Trust. The Second Purchase and the Option would exclude any remaining shares beneficially owned through the Trust and any shares beneficially owned through the Issuer’s Employee Stock Ownership Plan (the “ESOP”).

On August 1, 2006, Mr. Westerman received notice from Buyers that: (1) Buyers had received the Nevada Gaming Approval which was a condition to the closing of the Second Purchase and the closing of any exercise of the Option; and (2) Buyers had exercised the Option to purchase all of the Option Shares. As a result of the notice received from Buyers, Mr. Westerman and the Trust will sell to Buyers an aggregate of 1,091,471 shares of Common Stock as summarized in the table below:

Buyer	Number of Second Purchase Shares	Second Purchase Price	Number of Option Shares	Option Purchase Price

Flag Luxury Riv, LLC	260,000	$3,900,000	176,588	$2,648,820

Rivacq LLC	195,000	$2,925,000	132,442	$1,986,630

High Desert Gaming LLC	195,000	$2,925,000	132,441	$1,986,615

Total	650,000	$9,750,000	441,471	$6,622,065

The closings of the Second Purchase and the exercise of the Option have been scheduled for August 4, 2006. Upon the consummation of the Second Purchase and the exercise of the Option, Mr. Westerman will beneficially own 261 shares through the Trust and 4,572 shares of Common Stock through the ESOP.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) As of August 1, 2006, after giving effect to the Second Purchase and the exercise of the Option by Buyers, Mr. Westerman beneficially owned 261 shares through the Trust and 4,572 shares of Common Stock through the ESOP, representing less than 1.0% of the outstanding shares of Common Stock on that date.

(b) As the sole trustee and beneficiary of the Trust, Mr. Westerman has sole voting power and sole dispositive power over 261 shares held by the Trust. All of the shares of Common Stock held by the ESOP are voted on each proposal in proportion to the voting instructions received by the Trustee of the ESOP (the “ESOP Trustee”) from all ESOP participants who submit voting instructions. For example, if: (1) the ESOP holds 1,000 shares of Common Stock; (2) the ESOP Trustee receives voting instructions from participants on whose behalf the ESOP holds only 500 shares; and (3) those participants, in the aggregate, instruct the ESOP Trustee to vote 300 shares in favor of a proposal and 200 shares against it, then 600 shares held by the ESOP will be voted for the proposal and 400 shares will be voted against it. The ESOP Trustee has the power to sell or otherwise dispose of Common Stock that the ESOP holds. In exercising this power, the ESOP Trustee normally considers the views of the ESOP’s Administrative Committee, which consists of officers (including Mr. Westerman) of the Issuer or its subsidiaries.

(c) Other than as reported in this Amendment, Mr. Westerman has not effected any transactions involving Common Stock during the past 60 days.

(d) No person other than Mr. Westerman has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock that he beneficially owns.

(e) Upon the consummation of the Second Purchase and the exercise of the Option, Mr. Westerman will beneficially own less than five percent (5%) of the outstanding shares of Common Stock.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

See Item 4 of this Amendment.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

William L. Westerman

By:	/S/ WILLIAM L. WESTERMAN
William L. Westerman, an individual

Dated: August 1, 2006